Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Property Trust Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-194656) on Form S-8 of Industrial Property Trust Inc. and subsidiaries of our reports dated March 5, 2015, with respect to the consolidated balance sheets of Industrial Property Trust Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, equity and cash flows for the years ended December 31, 2014 and 2013 and for the period from Inception (August 28, 2012) to December 31, 2012, and the related financial statement schedule, which reports appear in the December 31, 2014 Annual Report on Form 10-K of Industrial Property Trust Inc.

/s/ KPMG LLP

Denver, Colorado

March 5, 2015